SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Voting Instruction Card for holders of ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 3, 2021

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By:	/s/ Rice Powell
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Helen Giza
	Name:	Helen Giza
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner